Engex, Inc.

44 Wall Street, 2nd Floor

New York, NY 10005

Michael Siciliano

Treasurer and Secretary

(212) 495-4524

February 23, 2017

Ms. Christina Fettig

U.S. Securities & Exchange Commission

100 F Street NE

Washington, DC 20549

Dear Ms. Fettig,

In response to your recent telephonic inquiry with respect to Engex, Inc. (the “Fund”), the following is the Fund’s response:

1)	Rule 12b-25(c). There was no attachment letter with a reason given for request for extension of Forms NT-NCSR and NT-NSAR. Based on the rule, there should have been a letter attached to both filings from the Fund’s auditors explaining why the Forms NT-NCSR and NT-NSAR were being filed.

Please see attached letter from EisnerAmper LLP explaining why the auditors did not conclude the audit within the audit period. Both Amended Forms NT-NCSR/A and NT-NSAR/A will be filed upon review and approval by the SEC. (See attached letter that will be filed with amended filings.) Although there was no letter specific to the NT-NSAR filing, it is clear by the one letter that an extension was necessary. If a separate letter is necessary to satisfy your inquiry, we will comply and ask auditor to provide a separate letter for the NT-NSAR extension.

2)	Rule 30e-1(c). Audit report was not filed within sixty (60) day period.

Because of the reason stated in the audit extension, it was not feasible to file the Annual report within the sixty (60) day period after the Fund’s year end. However, the Annual Report was filed within the extension period.

3)	Form N-SAR filed 11/24/2014. The Auditor Opinion letter, Exhibit 99.77B, filed with the Form N-SAR, did not include the auditor’s name.

When the auditor’s letter was conformed to “txt” format, their stationery logo and signature did not conform with the “txt” formatting, and therefore the auditor’s name does not appear anywhere on letter. However, please see attached original executed letter dated November 21, 2014 on EisnerAmper LLP stationery.

4)	Fidelity Bond filed June 27, 2016. Fidelity Bond filed June 27, 2016 did not include Board Resolution approving the Bond.

The Fidelity Bond will be re-filed with a copy of the Resolution of the Board approving the bond, which was inadvertently omitted. See attached pages 1 and 2 of the minutes of the Fund’s Board approving the Fidelity Bond.

5)	Rule 30e-1(b). The Form N-CSR filed for March 31, 2016 did not include the shareholder vote for the Annual Meeting held on January 7, 2016.

The 2017 shareholder vote results will be reported in the Form N-CSR for March 31, 2017. Results of voting at future Annual Meetings of Stockholders will be reported in future financial statement filings following the Fund’s Annual Meeting of Stockholders.

6)	Regulation SX, Section 604-12. Cash Equivalents in Statement of Assets and Liabilities needs to be more specific.

As per Rule S-X 6-04.12, the Fund will comply and disclose separately, its payables to the categories of related persons described in the Rule. The cash/cash equivalents is in U.S. Treasury Cash Reserve Money Market Fund. This will be indicated in all future financial statement filings.

7)	Schedule of Portfolio Investments. Are any of the Fund’s officers or directors control persons, owning 25% or more of any securities held by the Fund?

Neither the Fund nor any of the Fund’s directors and officers is a more than 25% owner of any portfolio company held by the Fund, and are not control persons in any of the companies whose portfolio securities are held by the Fund. The Fund has an option to purchase up to 20% of one of the private investments, and this will be indicated in future financial statement filings (requires additional disclosure as per Rule SX-12-14).

8)	Section 2(a)-9 of the 40 Act. Is either Mr. J. Morton Davis or Mr. Dov Perlysky a control person of Enzo Biochem or any other security held by the Fund?

Neither Mr. J. Morton Davis, nor Mr. Dov Perlysky is a control person of Enzo Biochem or any of the portfolio companies whose securities are held by the Fund, and this will be indicated on all future financial statement filings.

9)	The Fund’s restricted securities. Does the Fund hold any restricted securities?

All of the Fund’s current private investments are considered restricted. These consist of three (3) holdings; MRI Interventions, Inc. Promissory Note; Taply, Inc. shares of stock; and Comprehensive Geriatric Medicine, PC Unit. As per Rule S-X 12-12 (8), restricted securities will be described as such in the Fund’s future financial statement filings by footnote.

10)	Taply, Inc. Investment. Is Taply a non-income producing security?

Taply, Inc. is a non-income producing security and will be disclosed as such on the Schedule of Portfolio Investments, in future financial statement filings.

11)	Verbiage for primary investments should be enhanced.

The Fund’s investments are primarily in biotech. Therefore, the risk footnote should be enhanced specifically for biotech and all future financial statement filings will have the following verbiage indicative of the biotech sector risks.

Most, if not all of the Fund’s investments are in securities of portfolio companies engaged in one or more activities that fall within the biotechnology industry.

Future financial statement filings will include a risk factor pertaining to the biotechnology industry so long as the Fund continues to concentrate in that area.

12)	Regulation SX-607-1. “Other Income” needs to be more specific.

Other Income - $10,000 (out of $22,500 total income) was paid to the Fund as a due diligence fee pursuant to the investment agreement. This will be stated in future financial statement filings.

13)	SX-609-7.. The Statement of Changes in Net Assets. Net Assets – End of Year line includes accumulated net investment loss amount of $3,568,008 should indicate that amount includes cumulative investment loss.

In future financial statement filings, the Net Assets – End of Year line will indicate that it includes cumulative investment loss.

14)	Form N-2-24-4(e). All directors and officers of the Fund should be listed, their addresses and the terms of all directors.

Michael Siciliano was not listed as an officer of the Fund. Mr. Siciliano has been Treasurer of the Fund since 2009 and Secretary of the Fund since 2015. His principal occupation is CFO of D.H. Blair Investment Banking Corp. since 2009. The term for all directors is year to year or until a successor is elected. The address of all board members of the Fund is c/o Engex, Inc., 44 Wall Street, 2nd Floor, New York, NY 10005. This information will be included in all future financial statement filings.

15)	Form N-2-26(a). See attached graph with Portfolio Holdings Breakdown.

A graph showing the holdings breakdown held by the Fund will be included in all future financial statement filings (See attached graph.)

16)	Note 2 in Financials. What is frequency of payments made by the Fund to the related parties?

The directors are paid three (3) times per year. The Advisor has recently been paid its annual fee in monthly installments, in arrears. This will be disclosed in the next filed financial statements. The Investment Advisory Agreement states that the Advisor is to be paid quarterly, and in the future the Fund will pay the advisory fee on a quarterly basis.

17)	Note 4 in Financials. More detail required for “Transactions Price” under Unobservable Inputs.

Fair value measurement. The investment in Comprehensive Geriatric Medicine PC Unit was made on August 25, 2016, and was valued by the Fund as of its year end on September 30, 2016. During the period from August 25, 2016 to September 30, 2016, there were no material changes in the business or financial condition of Comprehensive Geriatric Medicine, PC. The original investment was based on an arms-length negotiated price with Comprehensive Geriatric Medicine, PC and its management. Therefore, the Fund disclosed the valuation at total price paid of $1,000,000.

18)	SAB-11. Are any accounting pronouncements applicable to the Fund?

There are no new accounting pronouncements that would have an impact, or are applicable to the Fund. The absence of any reference to new pronouncements in the financials basically demonstrates that no new accounting pronouncements were applicable to the Fund.

We greatly appreciate your cooperation. If the foregoing is satisfactory to you, please let us know and we will take the actions described in this letter.

Thank you very much.

Respectfully,

/s/ Michael Siciliano

Michael Siciliano

Treasurer and Secretary

Engex, Inc.